Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 4th quarter 2017 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company will hold conference calls on February 6, 2018, of the fourth quarter 2017 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding provides:

•	On the night of February 5, 2018:
o	The slides that will be presented, both in English and Portuguese (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);
•	Following the scheduled end to the calls (12:30 p.m. in English and 2:00 p.m. in, Portuguese, Brasília time):
o	Audio replays by calling 5511 31931012 or 5511 28204012, the passwords being 3223603# (English) and 5764673# (Portuguese). The replays will be available immediately following the calls until February 12, 2018;
o	The audio formats in the Investor Relations site within two hours; and
o	The transcriptions of the audio replays within a period of five days after the calls.

In order to better serve our investors and shareholders, as of this quarter, we will request the identification of those who join our conference calls on the internet.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, February 5, 2018.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer

Conference Call 2017 Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Lopes Executive Finance Director and Investor Relations Officer

Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Itaú Unibanco Holding S.A. 2

Medium and Long-Term Strategic Agenda CORPORATE GOVERNANCE AND SUSTAINABILITY PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests. We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society. TRANSFORMATION CONTINUOUS IMPROVEMENT Client Centricity to embrace this concept to the fullest in order to always develop products and a “service culture” focused on client satisfaction and long-term relationships. Digitalization to speed up our digital transformation process to increase the productivity of IT area and spread a digital mindset throughout the bank to improve efficiency, user experience and client satisfaction. People Management to improve our incentive model and evaluation tools to contemplate the new dynamics of cooperative work, making them effective to fairly assess individual deliveries within cross-functional teams. Risk Management to endeavor our efforts to fully comply with the Risk Appetite guidelines. Managing risks is the essence of our activity and a responsibility of all employees. Internationalization moving forward in the internationalization process does not necessarily mean to take activities to new countries, but to reach, in the countries we are present in, the same management quality and results we have in Brazil. Sustainable Profitability to continuously increase the efficiency of our operations, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity. Itaú Unibanco Holding S.A. 3

Highlights Itaú Unibanco Holding S.A. + 30 bps (4Q17/3Q17) + 160 bps (2017/2016) R$6.3 bn R$24.9 bn Recurring Net Income1 Recurring ROE (p.a.)1 Credit Quality (Dec-17) +2.4% (4Q17/3Q17) + 13.5% (2017/2016) R$6.1 bn R$24.1 bn 21.9% 21.8% 23.5% 23.2% + 80 bps (4Q17/3Q17) + 200 bps (2017/2016) Consolidated Brazil Consolidated Brazil + 0.4% (4Q17/3Q17) +12.3% (2017/2016) NPL 90 3.0% NPL 90 3.7% - 20 bps (Dec-17 / Sep-17) - 40 bps (Dec-17 / Dec-16) - 10 bps (Dec-17 / Sep-17) - 50 bps (Dec-17 / Dec-16) Consolidated Brazil 4Q17/3Q172017/2016 Commissions and Fees and Result from Insurance2: Financial Margin with Clients: Credit Portfolio (Financial Guarantees Provided and Corporate Securities): Cost of Credit: - 0.6% -4.7% + 5.1% - 29.6% +5.2% + 5.2% + 3.2% - 0.8% Financial Margin with theMarket: +5.3% - 10.3% Non-interest Expenses: +4.7% + 0.3% 1 Consider Citibank’sOperations. 2 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: The managerial figures do not consider Citibank’s Operations, except where indicated by footnote1 ; Results from Brazil consider units abroad ex-Latin America. 4

Recurring Net Income and ROE In R$billions 5.2 5.6 5.6 5.8 6.2 6.2 6.3 6.3 19.6% 20.6% 19.9% 20.7% 22.0% 21.5% 21.6% 21.9% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Itaú Unibanco Holding S.A. 5

Business Model

Itaú

In R$ billions	2017					2016					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	109.0	55.9	1.6	48.7	2.7	111.4	58.2	2.2	48.3	2.7	(2.5)	(2.3)	(0.6)	0.4	0.0
Managerial Financial Margin	68.3	45.4	1.6	18.6	2.7	72.1	48.5	2.2	18.7	2.7	(3.8)	(3.0)	(0.6)	(0.2)	0.0
Commissions and Fees	32.9	10.5	0.0	22.4	-	31.0	9.8	0.0	21.2	-	1.9	0.7	0.0	1.2	-
Result from Insurance [1]	7.8	-	-	7.8	-	8.3	-	-	8.3	-	(0.6)	-	-	(0.6)	-
Cost of Credit	(17.9)	(17.9)	-	-	-	(25.5)	(25.5)	-	-	-	7.5	7.5	-	-	-
Retained Claims	(1.3)	-	-	(1.3)	-	(1.5)	-	-	(1.5)	-	0.2	-	-	0.2	-
Non-interest Expenses and Other Expenses [2]	(53.5)	(25.8)	(0.5)	(27.0)	(0.1)	(53.8)	(25.9)	(0.3)	(27.4)	(0.1)	0.2	0.1	(0.2)	0.4	(0.0)
Result from Citibank's Operation	(0.0)	(0.0)	-	0.0	-	-	-	-	-	-	(0.0)	(0.0)	-	0.0	-
Recurring Net Income	24.9	8.3	0.7	13.5	2.4	22.1	5.3	1.1	13.6	2.1	2.7	3.0	(0.4)	(0.1)	0.3
Average Regulatory Capital	120.2	58.1	2.0	29.6	30.4	111.6	56.4	2.5	31.1	21.5	8.6	1.6	(0.5)	(1.4)	8.9
Value Creation	8.2	0.1	0.4	9.6	(1.8)	4.4	(3.9)	0.7	8.9	(1.3)	3.8	4.0	(0.3)	0.6	(0.5)
Recurring ROE	21.8%	14.3%	35.4%	45.4%	7.9%	20.3%	9.4%	44.4%	43.7%	9.9%	160 bps	480 bps	-900 bps	170 bps	-200 bps

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

6

Credit Portfolio In R$billions, end of period 4Q17 3Q17 4Q16 Individuals 1 85.3 1 79.9 3.0% 1 83.4 1.0% Credit Card Loans 6 3.0 57.2 10.3% 5 9.0 6.8% Personal Loans 2 5.3 26.0 -2.7% 26.3 -3.8% Payroll Loans 4 4.2 44.6 -0.8% 44.6 -1.0% Vehicle Loans 1 4.1 1 3.9 1.4% 15.4 -8.4% Mortgage Loans 3 8.7 3 8.3 0.9% 38.1 1.4% Companies 2 26.8 2 23.7 1.4% 2 43.1 -6.7% Corporate Loans 1 65.1 164.6 0.3% 181.5 -9.1% Very Small, Small and Middle Market Loans 6 1.8 5 9.1 4.6% 61.5 0.4% Latin America 1 45.6 1 35.5 7.4% 1 35.5 7.5% Total with Financial Guarantees Provided 5 57.7 5 39.1 3.5% 5 62.0 -0.8% Corporate Securities 3 6.0 36.1 -0.3% 36.4 -1.1% Total with Financial Guarantees Provided and Corporate Securities (A) 5 93.7 5 75.2 3.2% 5 98.4 -0.8% Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) 5 93.7 5 86.0 1.3% 6 08.6 -2.4% Citibank Operations (B) 6 .4 - - - - Total with Financial Guarantees Provided and Corporate Securities and Citibank (A + B) 6 00.1 5 75.2 4.3% 5 98.4 0.3% Note: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 0.7% in the quarter and 9.4% in the 12-month period and the Latin America portfolio would have increased 0.9% in the quarter and 0.5% in the 12-month period. Itaú Unibanco Holding S.A. 7

Net Interest Margin and Financial Margin with Clients 12.3% 12.5% 13.0% 13.3% 12.6% 12.6% 12.3% 11.9% 6.6% 7.2% 8.4% 8.2% 8.2% 8.9% 9.2% 8.8% 14.1% 14.1% 14.1% 13.8% 12.7% 10.9% 9.2% 7.5% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 10.1% 10.3% 10.5% 10.8% 10.3% 10.3% 10.1% 9.9% 5.4% 6.1% 6.8% 6.6% 6.7% 7.3% 7.4% 7.1% 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Annualized Average Rate With Citibank 9.9% Consolidated Brazil 7.1% With Citibank With Citibank 12.0% With Citibank 8.9% Annualized average rate of financial margin with clients Annualized average risk-adjusted financial margin with clients CDI (annualized quarterly rate) Change in Financial Margin with Clients 15,410 39 141 52 212 152 118 15,314 3Q17 Mix of products, clients and spreads Liabilities' Margin Average Asset Portfolio Working Capital and other Structured operations from the wholesale segment in 4Q17 Latin America Financial Margin with Clients 4Q17 BRAZIL 1 In R$millions 1 Considers credit and private securities portfolio net of overdue balance over 60 days. Itaú Unibanco Holding S.A. 8

Financial Margin with the Market In R$billions 1 2, 3 0.1 0.1 0.3 0.3 0.2 0.2 0.3 0.2 0.2 1.2 1.6 1.2 1.5 1.8 1.7 1.3 1.1 1.2 1.3 1.7 1.5 1.7 2.0 1.9 1.6 1.4 1.4 1.7 1.7 1.7 1.6 1.7 1.8 1.8 1.7 1.6 - 0 .5 1 .0 1 .5 2 .0 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Financial Margin with the Market - Brazil Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market ¹ Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. Itaú Unibanco Holding S.A. 9

Credit Quality

Itaú

90-day NPL Ratio - Consolidated - %



4.0 3.6 3.4 3.8 3.9 4.8 4.2 4.2 3.9 3.8 3.7*
3.3 3.0 2.9 3.0 3.2 3.9 3.4 3.4 3.2 3.2 3.0*
0.7 0.9 1.1 1.2 1.1 1.2 1.2 1.3 1.2 1.4 1.5
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Total
Brazil¹
Latin America²

*Considering the Citibank´s operations, the Total 90-day NPL ratio would be 3.1% and the Brazil 90-day NPL ratio would be 3.7%.

15 to 90-day NPL Ratio - Consolidated - %



3.2 2.7 2.6 3.2 2.8 3.2 2.6 3.3 2.7 2.7 2.7*
3.0 2.6 2.5 3.0 2.6 2.9 2.5 3.2 2.8 2.8 2.7*
1.2 1.4 1.7 1.5 1.5 2.1 2.3 2.7 2.9 3.0 2.9
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Total
Brazil¹
Latin America²

*Considering the Citibank´s operations, the Total 15 to 90-day NPL ratio would be 2.7% and the Brazil 15 to 90-day NPL ratio would be 2.7%.

90-day NPL Ratio - Brazil [1] - %



6.1 5.2 4.9 5.4 5.8 5.7 5.6 5.3 5.2 5.1 4.8*
5.3 4.4 4.2 4.2 4.7 6.3 5.8 5.6 5.1 4.9 4.6*
0.5 0.8 0.9 1.5 1.1 2.8 1.3 1.6 1.2 1.0 1.0
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

*Considering the Citibank´s operations, the Individuals 90-day NPL ratio would be 4.9% and the SMEs 90-day NPL ratio would be 4.5%.

15 to 90-day NPL Ratio - Brazil [1] - %



4.9 4.2 3.8 4.2 3.9 4.2 3.6 4.0 3.7 3.5 3.2*
3.2 3.0 3.1 3.4 3.9 3.8 3.5 3.7 2.8 3.0 2.5*
0.8 0.5 0.8 1.9 0.9 1.5 0.7 2.0 1.0 1.0 1.8
Dec-13 Sep-14 Dec-14 Sep-15 Dec-15 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17
Individuals
Corporate
Very Small, Small and Middle Market Companies

*Considering the Citibank´s operations, the Individuals 15 to 90-day NPL ratio would be 3.3% and the SMEs 15 to 90-day NPL ratio would be 2.5%.

Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. [1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.

10

In R$billions 5.7 6.0 5.3 6.8 5.3 4.9 4.4 4.4 4.3 4.5 4.3 4.2 4.1 3.8 3.5 3.8 3.6 3.2 1.0 1.5 1.1 2.3 0.8 1.0 0.2 0.2 0.5 0.2 0.3 0.1 0.4 0.8 0.5 0.4 0.5 0.5 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil With Citibank 4.4 With Citibank 3.3 NPL Creation Itaú Unibanco Holding S.A. 11

5.1 5.1 7.2 6.3 5.6 6.4 5.3 4.5 4.0 4.2 3.1% 3.0% 4.4% 4.1% 3.7% 4.2% 3.6% 3.0% 2.7% 2.9% 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Custo do Crédito Cost of Credit / Total Risk (*) – Annualized 3.6 3.4 3.5 3.7 4.3 4.6 4.3 4.4 3.9 4.0 3.5 3.7 3.2 3.5 0.9 1.1 1.9 1.6 1.3 1.4 2.7 1.5 1.8 1.1 1.4 0.6 0.5 0.2 0.3 0.3 0.4 0.4 0.4 0.4 0.8 0.4 0.4 0.8 0.4 0.6 0.5 0.7 4.9 4.8 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 5.4 4.9 4.3 4.4 4.0% 3.9% 4.3% 4.3% 4.4% 4.6% 5.8% 5.0% 5.0% 4.7% 4.5% 4.1% 3.6% 3.7% 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan portfolio (*) – Annualized Provision for Loan Losses by Segment In R$billions (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Does not consider Citibank’s figures. Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) In R$billions (*) Average balance of the loan portfolio, considering the last two quarters. Note: Does not consider Citibank’s figures. Provision for Loan Losses and Cost of Credit Itaú Unibanco Holding S.A. 12

Total Allowance by Type of Risk – Consolidated

In R$ billions

Allocation of Total Allowance(*) by Type of Risk - Consolidated



37.4
36.6
36.7**
Potential³
Aggravated
Overdue
16.9
17.0
16.7
8.8
9.7
9.8
11.8
10.0
10.1
Dec-16
Sep-17
Dec-17

Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment



Retail - Brazil¹ 5.8
Wholesale - Brazil¹ 8.8
Latin America² 2.1

Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations



Renegotiations (non-overdue/aggravated)
Retail - Brazil¹ 0.9 4.1 5.0
Wholesale - Brazil¹ 0.7 2.9 3.6
Latin America² 0.3 0.8 1.2

Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999



Fully Provisioned
Retail - Brazil¹ 2.5 5.6 8.0
Wholesale - Brazil¹ 0.5 0.5 1.0
Latin America² 0.5 0.6 1.1

Regulatory Breakdown



36.7**
Complementary Allowance
8.2
Allowance for Financial Guarantees Provided
1.9
10.1
Generic Allowance
12.2
Specific Allowance
14.4
Dec-17

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.
(**) Including Citibank's Operations, total allowance would be R$37.3 billion.

Itaú Unibanco Holding S.A.
13

Coverage Ratio (90-day NPL) 206% 210% 215% 204% 222% 231% 243% 246% 247% 97% 102% 104% 104% 104% 104% 101% 100% 100% Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Total Total (Expanded¹) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio ¹ Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sumof 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Without CorpBanca With Itaú CorpBanca 231% 241% 219% 162% 164% 166% 562% 932% 908% Dec-16 Sep-17 Dec-17 Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil With Citibank 245% 100% With Citibank 166% Itaú Unibanco Holding S.A. 14

Commissions & Fees and Result from Insurance In R$billions 4Q17 3Q17 2017 2016 Credit Cards 3.3 3.1 6.3% 1 2.4 1 2.1 1.8% Current Account Services 1.7 1.7 2.0% 6 .8 6.4 5.7% Asset Management¹ 0 .9 0 .9 -1.2% 3.5 3 .0 17.9% Credit Operations and Guarantees Provided 0.9 0.8 6.4% 3 .4 3.2 4.2% Collection Services 0.5 0.4 6.2% 1 .7 1.6 7.8% Advisory Services and Brokerage 0.4 0 .4 -2.4% 1.4 1 .0 38.2% Other 0.3 0 .3 -14.5% 1.1 1.1 4.1% Latin America (ex-Brazil) 0.7 0.6 6.8% 2 .6 2.4 4.9% Commissions and Fees 8.6 8.4 3.4% 32.9 3 1.0 6.2% Result from Insurance Operations² 1.7 1.5 15.1% 6 .3 6 .3 -0.1% Total 10.4 9.8 5.2% 39.1 3 7.2 5.2% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. Note: Considering Citibank’s Operations, Commissions & Fees and Result from Insurance would be R$10.5 billion in 4Q17 and R$39.3 billion in 2017. Itaú Unibanco Holding S.A. 15

Non-Interest Expenses

In R$ billions	4Q17	3Q17	Δ	2017	2016	Δ
Personnel Expenses	(5.4)	(5.0)	7.3%	(20.2)	(19.7)	2.3%
Administrative Expenses	(4.2)	(4.0)	6.3%	(15.9)	(15.8)	0.5%
Personnel and Administrative Expenses	**(9.6)**	**(9.0)**	**6.9%**	**(36.1)**	**(35.6)**	**1.5%**
Operating Expenses	(1.2)	(1.4)	-16.4%	(4.9)	(5.0)	-2.7%
Other Tax Expenses [1]	(0.1)	(0.1)	-8.9%	(0.3)	(0.4)	-7.6%
Latin America (ex-Brazil) [2]	(1.5)	(1.4)	12.9%	(5.4)	(5.7)	-4.5%
Total	**(12.4)**	**(11.8)**	**4.7%**	**(46.7)**	**(46.6)**	**0.3%**

[1] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; [2] Does not consider overhead allocation.

Note: Considering Citibank's Operations, Non-Interest Expenses would be R$12.7 billion in 4Q17 and R$47.0 billion in 2017.

Employees



97,865
97,043
96,460
95,984
94,779
94,955
95,065
96,326
99,332
2,897
13,672
13,469
13,531
13,552
13,260
13,116
13,204
13,282
13,223
712
703
716
695
648
620
609
643
572
83,481
82,871
82,213
81,737
80,871
81,219
81,252
82,401
82,640
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Brazil
Abroad (ex-Latin America)
Latin America
Citi

Branches and Client Service Branches



5,279
5,215
5,154
5,119
5,103
5,005
4,955
4,919
4,981
94
108
115
130
135
144
154
156
71
160
3,821
3,755
3,707
3,664
3,653
3,553
3,523
3,523
3,520
824
813
794
780
766
757
736
718
703
540
539
538
545
549
551
542
522
527
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil
Citibank Branches

Itaú Unibanco Holding S.A.

16

Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through aMaterial Fact disclosed on September 26, 2017, thatwe intend to: Payout Practice ▪ Maintain the practice of paying dividends and interest on own capital at 35% of net income, however we excluded the maximum limit previously determined at 45%. ▪ Set forth, through the Board of Directors, the total amount to be distributed each year considering: • the company’s capitalization level, according to rules issued by the Brazilian Central Bank; • the minimum Tier 1 Capital* of 13.5% determined by the Board of Directors. We highlight that this ratio must be composed of at least 12% of Core Capital; • the profitability in the year; • the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; • changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws. * Taking into consideration the full application of Basel III rules, in addition to the impact from the acquisition of the minority interest of 49.9% in XP Investimentos. Itaú Unibanco Holding S.A. 17

Capital Ratios

Changes in the Core Capital Ratio


16.7%
0.8%
-0.4%
0.1%
-0.1%
-0.1%
-0.8%
16.2%
Common Equity Tier I Sep-17
Net Income
Dividends, Interest on Own Capital and Shares Buyback
Minority Interests
Intangible
Tax Credits and Tax Loss Carryforwards
Risk-Weighted Assets
Common Equity Tier I Dec-17

Full application of Basel III rules | December 31, 2017


16.2%
-0.7%
15.5%
-0.8%
0.6%
15.3%
-1.8%
13.5%
Common Equity Tier I (CET I) Dec-17
Schedule anticipation impacts 1
CET I with fully loaded Basel III rules
Impact of the investment in XP 2
Additional Tier I 3
Tier I Capital with fully loaded Basel III rules
Additional dividends and interest on own capital reserved in stockholder's equity 4
Tier I Capital with fully loaded Basel III rules after additional Dividends and Interest on own capital reserved in stockholder's equity

[1] Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies, the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019 and the anticipation of deferred tax assets consumption expected for the first quarter of 2018, [2] Estimated impacts based on preliminary information, pending regulatory approval. [3] The impact of 0.6% represents AT1 issuance pro forma information, which is pending regulatory approval to be considered as Capital Tier I. [4] The additional dividends and interest on own capital in the amount of R$13.7 billions reserved in stockholder's equity will be paid on March 7th, 2018. Therefore, the net payout over the recurring net income is 70.6%. Considering the shares bought back in 2017, the net payout over the recurring net income is 83.0%.

Itaú Unibanco Holding S.A. 18

Payout and Share Buyback 32.2% 30.6% 45.0% 0.2% 70.6% 13.9% 4.3% 12.4% 2014 2015 2016 2017 Payout Share Buyback 83.0% 49.3% 44.6% 32.3% 2017 Dividend Yield* = 8.0% * Dividend yield considers payout of 83% and the daily closing price average in 2017. Itaú Unibanco Holding S.A. 19

2017 Forecast Consolidated Brazil 2 Forecast 1 Actual Forecast 1 Actual Total Credit Portfolio 3 From 0.0% to 4.0% -0.8% From -2.0% to 2.0% -3.2% Financial Margin with Clients 4 (ex-Impairment and Discounts Granted) From -4.2% to -0.8% -4.7% From -5.2% to -1.8% -4.4% Cost of Credit 5 Between R$15.5 bn and R$18.0 bn R$17.9 bn Between R$13.5 bn and R$16.0 bn R$15.8 bn Commissions and Fees and Result from Insurance Operations 6 From 0.5% to 4.5% 5.2% From 0.0% to 4.0% 5.2% Non-Interest Expenses From 1.5% to 4.5% 0.3% From 3.0% to 6.0% 0.9% (1) Considers USD-BRL exchange rate at R$3.50 in Dec-17; (2) Includes units abroad ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) The evolution of the Financial Margin with Clients also considers the reclassification of Discounts Granted to the Cost of Credit line in 2016; (5) Composed of Result from Loan Losses, Impairment and Discounts Granted; (6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Itaú Unibanco Holding S.A. 20

2018 Forecast 2018 forecast considers Citibank’s retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank’s figures in all lines of the income statement and also in the credit portfolio.* Consolidated Brazil 1 Total Credit Portfolio 2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit 3 Between R$12.0 bn and R$16.0 bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from Insurance Operations 4 From 5.5% to 8.5% From 6.5% to 9.5% Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate 5 From 33.5% to 35.5% From 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at the rate of 40%. (*) For further details, please refer to page 14 of the 4Q17 Management Discussion & Analysis. Itaú Unibanco Holding S.A. 21

Appendix 22

Results | Citibank’s Operation For comparison purposes, we deconsolidated the effects from Citibank’s retail operations in Brazil (Citibank) and we recorded in a specific line in our income statement. Therefore, the information presented in this report does not include Citibank’s balances and results, except where indicated. The analysis of our performance in the fourth quarter of 2017 was carried out taking into consideration the managerial net income presented in the table below. In R$billions Operating Revenues 27.8 0.3 2 7.5 Managerial Financial Margin 1 6.9 0.2 1 6.7 Commissions and Fees 8 .8 0.1 8 .6 Result from Insurance 2 2 .1 - 2.1 Cost of Credit (4.3) (0.1) (4.2) Retained Claims (0.4) - (0.4) Other Operating Expenses (14.4) (0.3) (14.0) Non-interest Expenses (12.7) (0.3) (12.4) Tax Expenses and Other 3 (1.7) (0.0) (1.7) Income before Tax and Profit Sharing 8.9 (0.1) 8 .9 Income Tax and Social Contribution (2.7) 0.0 (2.7) Minority Interests 0.1 - 0 .1 Result from Citibank's Operation - 0.0 (0.0) Recurring Net Income 6.3 - 6 .3 Non Recurring Events (0.5) - (0.5) Net Income 5.8 - 5 .8 4Q17 Managerial With Citibank (-) Citibank's Operations Recurring Results1 4Q17 Managerial Without Citibank The impact on our net income of Citibank´s retail operations in Brazil was a loss of R$21 million in 4Q17. 1 The consolidation of Citibank began on October31, 2017, with impact on our net income in November and December 2017 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Itaú Unibanco Holding S.A. 23

Results

Itaú

In R$ billions	4Q17	3Q17	Δ	2017	2016	Δ
Operating Revenues	**27.5**	**27.0**	**2.0%**	**109.0**	**111.4**	**-2.2%**
Managerial Financial Margin	16.7	16.8	-0.1%	68.3	72.1	-5.3%
Financial Margin with Clients	15.3	15.4	-0.6%	62.0	65.1	-4.7%
Financial Margin with the Market	1.4	1.4	5.3%	6.3	7.0	-10.3%
Commissions and Fees	8.6	8.4	3.4%	32.9	31.0	6.2%
Result from Insurance [1]	2.1	1.9	14.6%	7.8	8.3	-7.0%
Cost of Credit	**(4.2)**	**(4.0)**	**5.1%**	**(17.9)**	**(25.5)**	**-29.6%**
Provision for Loan Losses	(4.4)	(4.3)	3.7%	(19.1)	(26.2)	-27.1%
Impairment	(0.3)	(0.3)	7.8%	(1.1)	(1.9)	-41.9%
Discounts Granted	(0.3)	(0.2)	24.5%	(1.0)	(1.2)	-13.5%
Recovery of Loans Written Off as Losses	0.8	0.8	4.3%	3.3	3.8	-13.2%
Retained Claims	**(0.4)**	**(0.3)**	**16.6%**	**(1.3)**	**(1.5)**	**-14.1%**
Other Operating Expenses	**(14.0)**	**(13.5)**	**3.9%**	**(53.4)**	**(53.7)**	**-0.5%**
Non-interest Expenses	(12.4)	(11.8)	4.7%	(46.7)	(46.6)	0.3%
Tax Expenses and Other [2]	(1.7)	(1.7)	-1.7%	(6.7)	(7.1)	-5.1%
Income before Tax and Minority Interests	**8.9**	**9.2**	**-2.7%**	**36.3**	**30.8**	**18.0%**
Income Tax and Social Contribution	**(2.7)**	**(3.0)**	**-8.8%**	**(11.3)**	**(8.5)**	**32.7%**
Minority Interests in Subsidiaries	**0.1**	**0.1**	**64.5%**	**(0.1)**	**(0.1)**	**-5.2%**
Result from Citibank's operation	**(0.0)**	**-**	**-**	**(0.0)**	**-**	**-**
Recurring Net Income	**6.3**	**6.3**	**0.4%**	**24.9**	**22.1**	**12.3%**
Non Recurring Events	(0.5)	(0.2)	158.7%	(0.9)	(0.6)	56.9%
Net Income	**5.8**	**6.1**	**-4.2%**	**24.0**	**21.6**	**11.1%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

24

Results – Brazil and Latin America 2017 2016 In R$billions Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Consolidated Brazil 1 Latin America (ex-Brazil) 2 Operating Revenues 1 09.0 100.0 9 .0 111.4 102.2 9 .3 -2.2% -2.1% -2.9% Managerial Financial Margin 68.3 6 2.0 6.3 72.1 6 5.4 6 .7 -5.3% -5.2% -5.9% Financial Margin with Clients 62.0 5 6.7 5.3 65.1 5 9.3 5 .8 -4.7% -4.4% -8.0% Financial Margin with the Market 6.3 5 .3 1 .0 7.0 6 .1 0 .9 -10.3% -12.9% 7.8% Commissions and Fees 32.9 3 0.3 2.6 31.0 2 8.5 2 .4 6.2% 6.4% 4.9% Result from Insurance 3 7.8 7 .6 0 .1 8.3 8 .2 0 .1 -7.0% -7.2% 8.2% Cost of Credit (17.9) (15.8) (2.1) (25.5) (23.3) (2.2) -29.6% -32.1% -2.7% Provision for Loan Losses (19.1) (16.8) (2.2) (26.2) (23.8) (2.3) -27.1% -29.4% -4.0% Impairment (1.1) (1.1) - (1.9) (1.9) - -41.9% -41.9% - Discounts Granted (1.0) (1.0) (0.1) (1.2) (1.2) (0.0) -13.5% -18.0% 452.1% Recovery of Loans Written Off as Losses 3.3 3 .1 0 .2 3.8 3 .6 0 .2 -13.2% -14.3% 10.6% Retained Claims (1.3) (1.2) (0.0) (1.5) (1.4) (0.0) -14.1% -14.9% 16.8% Other Operating Expenses (53.4) (47.3) (6.1) (53.7) (47.3) (6.4) -0.5% 0.0% -3.5% Non-interest Expenses (46.7) (40.8) (6.0) (46.6) (40.4) (6.2) 0.3% 0.9% -4.1% Tax Expenses and Other 4 (6.7) (6.5) (0.2) (7.1) (6.9) (0.1) -5.1% -5.7% 22.9% Income before Tax and Minority Interests 3 6.3 35.6 0 .7 3 0.8 30.1 0 .7 18.0% 18.4% 1.6% Income Tax and Social Contribution (11.3) (11.3) (0.0) (8.5) (8.6) 0 .1 32.7% 31.1% -107.9% Minority Interests in Subsidiaries (0.1) (0.2) 0 .1 (0.1) (0.2) 0 .1 -5.2% -15.8% -21.2% Result from Citibank's operation (0.0) (0.0) - - - - - - - Recurring Net Income 2 4.9 24.1 0 .8 2 2.1 21.2 0 .9 12.3% 13.5% -13.6% ROE (%) 2 1.8 23.2 8 .2 2 0.3 21.2 10.6 160 bps 200 bps -240 bps 1 Includes units abroad ex-Latin America. 2 Latin America information is presented in nominal currency. 3 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 4 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Itaú Unibanco Holding S.A. 25

Uses of Capital Changes in Capital Requirements Amounts in R$Billion Additional Required Stockholders’ Equity in Dec/2008 Increase in RWA Investments* Capital committed to Citi and XP Stockholders’ Equity of controlling party required in June/17 BIS III Effects Intended 118 44 45 13.5% 9.5% *Main investments: CorpBanca and REDE. Regulatory Capital ITUB Additional 13.5% 12.0% Slide presented at APIMEC – SP meeting on 09/26/2017 Itaú Unibanco Holding S.A. 26

Conference Call 2017 Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Lopes Executive Finance Director and Investor Relations Officer